Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 26, 2026

Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders (the “Meeting”) of NeuroSense Therapeutics Ltd. (the “Company”) to be held at 4 p.m. (Israel time) on August 26, 2026 at our offices at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The Meeting is being called for the following purposes:

1.	To approve and authorize the Company’s Board of Directors to effect, in its discretion, one or more reverse share splits of the Company’s ordinary shares, no par value per share, at an aggregate ratio within the range of 1 for 4 to 1 for 40, with the exact ratio and the effective date of any reverse share split, if any, to be determined by the Board within 12 months of the Meeting, and not to amend the Company’s Articles of Association in connection with any reverse share split, which will effectively increase the Company’s authorized share capital in proportion to the applicable reverse share split ratio.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which will be described in the accompanying Proxy Statement.

Shareholders of record at the close of business on July 31, 2026 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special Meeting of Shareholders and the accompanying Proxy Statement, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at a Special Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held 4:00 p.m. (Israel time) on August 26, 2026, at our offices at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about August 3, 2026 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on July 31, 2026, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting

Agenda Items

The Meeting is being called for the following purposes:

1.	To approve and authorize the Company’s Board of Directors to effect, in its discretion, one or more reverse share splits of the Company’s ordinary shares, no par value per share, at an aggregate ratio within the range of 1 for 4 to 1 for 40, with the exact ratio and the effective date of any reverse share split, if any, to be determined by the Board within 12 months of the Meeting, and not to amend the Company’s Articles of Association in connection with any reverse share split, which will effectively increase the Company’s authorized share capital in proportion to the applicable reverse share split ratio.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On July 29, 2026, we had 37,766,098 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, July 31, 2026, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association (the “Articles”), the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it, the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

How You Can Vote

You can vote your shares by (i) voting online, (ii) completing and signing a proxy card or voting instruction form or (iii) attending the Meeting. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (“Equiniti”), these proxy materials are being sent directly to you. If you choose not to vote online, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. We will not be able to count a proxy card unless the Company receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 4:00 p.m. (Israel time) on August 24, 2026, or such later deadline prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. (Israel time) on August 26, 2026 (or such later deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on July 31, 2026. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 31, 2026, or which appears in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with Equiniti, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise of such authority by submitting a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 3, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation, may therefore solicit proxies by telephone, email, or other personal contact. We will bear the cost of the solicitation of proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by Broadridge or otherwise, and the results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPROVAL OF ONE OR MORE REVERSE SHARE SPLITS OF THE COMPANY’S ORDINARY SHARES

Background, Purpose and Effect of the Reverse Share Splits

Our Board has recommended that our shareholders approve one or more reverse share splits of the Ordinary Shares, at an aggregate ratio within the range of 1 for 4 to 1 for 40 (the “Ratio Range”), with the exact ratio of any reverse share split (the “Exact Ratio”) and the effective date of any reverse share split, if any, to be determined by the Board (the “Reverse Share Split”) and to amend our Articles of Association accordingly and not to amend the Company’s Articles of Association in connection with any reverse share split, which will effectively increase the Company’s authorized share capital in proportion to the applicable reverse share split ratio (the “Reverse Share Split Proposal”).

On April 2, 2026, we received two notification letters (the “Listing Qualification Notices”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (the “Nasdaq”) indicating that the Company is not in compliance with certain continued listing requirements of The Nasdaq Capital Market. The first notification indicated that we are not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for 30 consecutive business days, as set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). The second notification indicated we are not in compliance with the requirement to maintain a minimum market value of listed securities of $35 million for 30 consecutive business days, as set forth in Rule 5550(b)(2) of the Nasdaq Listing Rules (the “MVLS Requirement”). In the Listing Qualification Notices, we were provided with a grace period of 180 days, or until September 29, 2026 (the “Compliance Period”), to meet both the Minimum Bid Price Requirement and the MVLS Requirement. We can regain compliance if, by the end of the Compliance Period, the closing bid price of our Ordinary Shares is at least $1.00 per share for a minimum of ten consecutive business days and the market value of our listed securities is at least $35 million for a minimum of ten consecutive business days. If we cannot demonstrate compliance by the end of the Compliance Period, our Ordinary Shares will likely be delisted from trading on the Nasdaq Capital Market. The proposed Reverse Share Split is intended to adjust the bid price of our Ordinary Shares in the event the bid price of our Ordinary Shares does not otherwise demonstrate compliance during the above-mentioned timeframe. If the Reverse Share Split Proposal is authorized by our shareholders, our Board will have the discretion, within 12 months following the date of the Meeting, to either implement a Reverse Share Split at a ratio within the Ratio Range approved by the shareholders or to effect no Reverse Share Split at all.

The Board believes that the continued listing of the Ordinary Shares on the Nasdaq is beneficial for our shareholders and that the anticipated increased market price of the Ordinary Shares that may result from any Reverse Share Split may enhance our ability to regain compliance with the Nasdaq’s minimum share price requirements for continued listing.

In the event that our shareholders do not approve the Reverse Share Split Proposal, and we do not otherwise regain compliance with the Minimum Bid Price Requirement and the MVLS Requirement in the requisite time period, our Ordinary Shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact our ability to secure additional financing and the liquidity of our Ordinary Shares.

We are therefore seeking shareholder approval to approve and authorize the Board to effect, in its discretion, one or more Reverse Share Splits of our Ordinary Shares at an aggregate ratio within the Ratio Range, with the Exact Ratio and effective date of any Reverse Share Split, if any, to be determined by the Board within 12 months of the Meeting. The purpose of seeking shareholder approval of one or more Reverse Share Splits of our Ordinary Shares at an aggregate ratio within the Ratio Range (rather than a single Reverse Share Split at a fixed exchange ratio) is to provide the Board with the flexibility to determine whether and when to implement any Reverse Share Split and to set the applicable ratio in accordance with then-current market conditions. If the Reverse Share Split Proposal is approved by our shareholders, then the Board will have the authority to decide whether to implement any Reverse Share Split, the effective date of any such Reverse Share Split, and the exact ratio for any such Reverse Share Split at an aggregate ratio within the Ratio Range. Following any such determination by our Board, we will issue a press release or submit a Form 6-K with the SEC announcing the effective date of the applicable Reverse Share Split and will amend our Articles accordingly to effect such Reverse Share Split. No further action on the part of shareholders would be required to implement or abandon any Reverse Share Split.

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon is required to adopt this proposal.

The Reverse Share Split Proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our outstanding Ordinary Shares or obtain control of the Company.

Material Effects of Reverse Share Split Proposal

The Board believes that any Reverse Share Split will increase the price of our Ordinary Shares in order to, among other things, enhance our ability to regain compliance with the minimum share price requirements for continued listing on Nasdaq. The Board cannot predict, however, the effect of any Reverse Share Split upon the market price of the Ordinary Shares, and the history of similar reverse share splits for companies in like circumstances is varied. The market price per share of the Ordinary Shares after any Reverse Share Split may not rise in proportion to the reduction in the number of Ordinary Shares outstanding resulting from such Reverse Share Split, or remain at an increased level for any period, which could reduce our market capitalization. Furthermore, there is no assurance that the market price per Ordinary Share would not decline below the anticipated share price following any Reverse Share Split or that the trading price would remain above the threshold required for continued listing on Nasdaq. The market price of the Ordinary Shares may also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding, the effects of which the Board cannot predict. In addition, the fewer number of Ordinary Shares that will be available to trade following any Reverse Share Split could possibly cause the trading market of the Ordinary Shares to become less liquid, which could have an adverse effect on the price of the Ordinary Shares.

Any Reverse Share Split will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests or proportionate voting power, except to the extent that such Reverse Share Split results in any shareholder owning a fractional share. No fractional shares will be issued in connection with any Reverse Share Split (see below under “Fractional Shares”). The principal effect of any Reverse Share Split will be that the number of Ordinary Shares issued and outstanding will be reduced from the number of Ordinary Shares issued and outstanding immediately prior to the Effective Date by the Ratio Range of 1 for 4 to 1 for 40 shares, depending on the Exact Ratio chosen by the Board.

A Reverse Share Split will also affect the outstanding options, warrants, restricted share units and other convertible securities (if any) (collectively, the “Outstanding Equity Rights”). Generally, the plans and other documents pertaining to our Outstanding Equity Rights include provisions for adjustments in the event of a reverse share split to maintain the same economic effect. Specifically, and without derogating from the generality of the aforesaid, the exercise price, conversion price and/or purchase price, as the case may be, and the number of Ordinary Shares issuable pursuant to Outstanding Equity Rights will be adjusted pursuant to the terms of such instruments in connection with a Share Split.

A Reverse Share Split may result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares. Odd-lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd-lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Authorized Share Capital

In connection with any Reverse Share Split, the Board also believes it is in the best interests of our shareholders to maintain the current share capital of 200 million that we are authorized to issue, which will effectively increase the Company’s authorized share capital in proportion to the applicable reverse share split ratio. The Board believes that maintaining the current share capital will maintain flexibility for strategic financing and other potential future issuances of shares to secure the resources needed to support the continued advancement of PrimeC, including planned Phase 3 activities. This does not, in and of itself, result in the issuance of any additional shares.

Procedure for Effecting Reverse Share Split

If the Reverse Share Split Proposal is approved by our shareholders, and the Board determines it is in the best interests of the Company and our shareholders to effect any Reverse Share Split, then, on the effective date of such Reverse Share Split, each block of 4 to 40 (depending on the Exact Ratio) ordinary shares issued and outstanding will be reclassified and changed into one fully paid and non-assessable ordinary share of the Company. In addition, the number of authorized Ordinary Shares that we may issue will be proportionately decreased in accordance with the applicable Exact Ratio.

As soon as practicable after the effective date of any Reverse Share Split, shareholders will be notified that such Reverse Share Split has been effected. Equiniti Trust Company, LLC, our transfer agent and registrar, will act as exchange agent for the purpose of implementing the exchange. Shareholders whose Ordinary Shares are held by a brokerage firm, bank or other similar organization do not need to take any action with respect to the exchange. These Ordinary Shares will automatically reflect the new quantity of Ordinary Shares based on the applicable Reverse Share Split. However, these brokerage firms, banks or other similar organizations may have different procedures for processing any Reverse Share Split, and shareholders whose shares are held by a brokerage firm, bank, or other similar organization are encouraged to contact their respective organization. Certain registered holders of our Ordinary Shares hold some or all of their respective shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of our Ordinary Shares. Shareholders who hold shares electronically in book-entry form with the transfer agent will not need to take action to receive whole shares of post-Reverse Share Split Ordinary Shares because the exchange will be automatic. Following any Reverse Share Split, our Ordinary Shares will continue to be listed on the Nasdaq under the symbol “NRSN”.

Fractional Shares

No fractional shares will be issued as a result of any Reverse Share Split. Any fractional shares that would otherwise result from such calculation shall be rounded up to the next whole share, in accordance with our Articles of Association. The treatment of fractional shares shall be communicated to the public together with all information regarding any Reverse Share Split.

No Appraisal Rights

No appraisal rights are available under the Companies Law or under our Articles of Association to any shareholders who dissent from the proposal to approve Reverse Share Split Proposal, and we do not intend to independently provide shareholders with any such right.

Certain Material U.S. Federal Income Tax Considerations For U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences of a Reverse Share Split to U.S. Holders (as defined below) of our Ordinary Shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our Ordinary Shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code; (ix) persons that acquired our Ordinary Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our Ordinary Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, Ordinary Shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The discussion is based on the Code, U.S. Treasury Regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this discussion assumes that the Ordinary Shares prior to a Reverse Share Split, or the Old Shares, were, and the Ordinary Shares after a Reverse Share Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of a Reverse Share Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Ordinary Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of a Reverse Share Split.

We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of a Reverse Share Split. Our view regarding the tax consequences of a Reverse Share Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

A Reverse Share Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to a Reverse Share Split. The aggregate tax basis of the New Shares received (or deemed received) in a Reverse Share Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in a Reverse Share Split. U.S. Holders that hold Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular Ordinary Shares they hold after a Reverse Share Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury Regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed U.S. Treasury Regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized U.S. Treasury Regulations, or the U.S. Treasury Regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to a Reverse Share Split.

We believe that the Company was a PFIC for the taxable year ended December 31, 2025, and although we have not yet determined whether we may be a PFIC for the taxable year ending December 31, 2026, or in any subsequent year, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2026, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to a Reverse Share Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a Reverse Share Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of a Reverse Share Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of a Reverse Share Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect and is for general information only and is not tax advice. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only. Further, it does not address the tax treatment of any fractional shares that may result from a Reverse Share Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of a Reverse Share Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to a Reverse Share Split (the “Old Shares”), with the consideration being the new ordinary shares received in a Reverse Share Split (the “New Shares”). Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse share split would not be viewed as a capital gain taxable event, and the aggregate tax basis of the New Shares received (or deemed received) in a Reverse Share Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in a Reverse Share Split. The main requirements of the foregoing ruling are as follows: (i) a Reverse Share Split shall apply the same conversion ratio for all Company shares and for all Company shareholders; (ii) as a result of a Reverse Share Split, there will be no change in the shareholders’ rights (including voting rights and rights for profits); (iii) a Reverse Share Split shall not include any consideration, compensation, or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; (iv) the economic value of all of the issued shares shall not be affected by a Reverse Share Split; and (v) a Reverse Share Split will not effect any change other than the number of issued shares. We believe that a Reverse Share Split meets the above requirements and, accordingly, that a Reverse Share Split should not be viewed as a capital gain taxable event. Nevertheless, our view regarding the tax consequences of a Reverse Share Split is not binding on the ITA or the courts. Accordingly, each shareholder should consult with his, her, or its own tax advisor with respect to all the potential Israeli tax consequences applicable to such shareholder in connection with a Reverse Share Split.

THE FOREGOING DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL ISRAELI TAX CONSEQUENCES TO THE COMPANY’S SHAREHOLDERS RELATING TO A REVERSE SHARE SPLIT. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF ISRAELI TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR PERSON IN LIGHT OF HIS OR HER PERSONAL CIRCUMSTANCES. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS, AND EACH SHAREHOLDER IS URGED TO CONSULT HIS, HER OR ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF A REVERSE SHARE SPLIT TO SUCH SHAREHOLDER.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and authorize the Company’s Board of Directors to effect, in its discretion, one or more reverse share splits of the Company’s ordinary shares, no par value per share, at an aggregate ratio within the range of 1 for 4 to 1 for 40, with the exact ratio and the effective date of any reverse share split, if any, to be determined by the Board within 12 months of the Meeting, and not to amend the Company’s Articles of Association in connection with any reverse share split, which will effectively increase the Company’s authorized share capital in proportion to the applicable reverse share split ratio.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ra’anana, Israel

July 31, 2026